UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Randall G. Wick
Senior Vice President, General Counsel
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8500	Michelle A. Hodges Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-3800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (as amended and supplemented from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by Fiji Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Broadcom”), to acquire all of the issued and outstanding common stock, par value $0.10 per share, of the Company, including the associated preferred stock purchase rights, in exchange for $9.25 net per share in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph to the section of the Statement entitled “Litigation”:
     Litigation Filed by the Company Against Broadcom
     On May 15, 2009, the Company filed a lawsuit in the United States District Court for the Central District of California, Southern Division, against Broadcom and Purchaser. The complaint asserts a count for violation of 15 U.S.C. 78n(a) and 17 C.F.R. § 240.14a-9 based on the materially misleading statements and omissions of material facts made by Broadcom and Purchaser in their preliminary consent solicitation statement filed on May 5, 2009. The complaint also asserts a count for violation of 15 U.S.C. 78n(e) and 17 C.F.R. § 240.14e-3 based on the materially misleading statements and omissions of material facts made by Broadcom and Purchaser in the Offer to Purchase and related documents. The complaint seeks: (1) a declaration that Broadcom’s and Purchaser’s preliminary consent solicitation violates 15 U.S.C. 78n(a) and 17 C.F.R. § 240.14a-9; (2) a declaration that the Offer to Purchase and related documents violate 15 U.S.C. 78n(e) and 17 C.F.R. § 240.14e-3; (3) an Order from the Court directing Broadcom and Purchaser to correct by public means their material misstatements and omissions and to file with the SEC accurate disclosures required by 15 U.S.C. 78n(a) and 17 C.F.R. § 240.14a-9; (4) an injunction precluding Broadcom, Purchaser and other persons or entities acting in concert with them from exercising any rights as stockholders of the Company, including their rights to vote or submit shareholder consents until Broadcom and Purchaser correct by public means their material misstatements and omissions; (5) an injunction precluding Broadcom, Purchaser and other persons or entities acting in concert with them from trading in stock of the Company until Broadcom and Purchaser correct by public means their material misstatements and omissions in their preliminary consent solicitation statement; (6) an injunction precluding Broadcom and Purchaser from making any additional misstatements or omissions in connection with, or otherwise related to, the Offer; (7) an injunction precluding Broadcom, Purchaser and other persons or entities acting in concert with them from taking any action based on any consents that may have been obtained pursuant to the preliminary consent solicitation statement; (8) an Order from the Court invalidating any consents that Broadcom, Purchaser and other persons or entities acting in concert with them may have obtained pursuant to Broadcom’s and Purchaser’s preliminary consent solicitation statement; (9) an injunction precluding Broadcom, Purchaser and other persons or entities acting in concert with them from soliciting shareholder consents in connection with the actions described in the preliminary consent solicitation statement until 60 days after Broadcom and Purchaser correct by public means their material misstatements and omissions in their preliminary consent solicitation statement; (10) an injunction precluding Broadcom, Purchaser and other persons or entities acting in concert with them from making or disseminating any additional misstatements or omissions in connection with, or otherwise related to, proxy battles or shareholder votes or consent solicitations, including the solicitation of shareholder consents on the actions described in Broadcom’s and Purchaser’s preliminary consent solicitation statement; (11) an injunction precluding Broadcom, Purchaser and other persons or entities acting in concert with them from soliciting the Company’s shareholders to tender shares in connection with the actions described in the Offer to Purchase and related documents until 60 days after Broadcom and Purchaser correct by public means their material misstatements and omissions in the Offer to Purchase and related documents; and (12) costs and disbursements, including attorneys’ and experts’ fees.
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(3)	Email to Company employees, dated May 15, 2009.

(a)(4)	Investor Presentation, dated May 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 19, 2009).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION
By:	/s/ Natalie Smith
	Name:	Natalie Smith
	Title:	Senior Vice President, Finance

	Dated:	May 21, 2009